Exhibit 1

Announcement  |  Lisbon  |  3 July 2014

Material fact disclosed by Oi

As per the request of CMVM, Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the material fact disclosed by Oi, S.A. (“Oi”), as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Financial Investments - Portugal Telecom

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, § 4 of Law No. 6.404/76 (“Corporations Law”) and CVM Instruction No. 358/02, informs its shareholders and the general market that it has become aware of an announcement (http://www.telecom.pt/InternetResource/PTSite/ PT/Canais/Investidores/Pressrel/Noticias/2014/COM30JUN2014.htm) issued by Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), in relation to the financial investments of Portugal Telecom in commercial paper of Rio Forte Investments S.A. (“Rioforte”), a member of the Portuguese Espírito Santo group (“GES”), as well as newspaper articles published about the matter.

According to this announcement:

“PT subscribed, through its former subsidiaries PT International Finance BV and PT Portugal SGPS, a total of Euro 897 million in commercial paper of Rioforte with an average annual remuneration of 3.6%. All treasury applications in commercial paper of Rioforte will mature on 15 and 17 July 2014 (Euro 847 million and Euro 50 million, respectively). Treasury operations are carried out in the context of analysis of various short-term investment options available in the market and taking into account the attractiveness of the remuneration offered and are monitored and approved by the Executive Committee. (...)

As at this date the total sum of investments in commercial paper of GES amounted to Euro 897 million, related to the investment in the commercial paper Rioforte. Since 28 April 2014 no applications and/or renewals of such investments were made. Additionally, as at this date, PT International Finance BV and Portugal Telecom,

SGPS, S.A. maintain bank deposits with BES totaling Euro 22 million and Portugal Telecom, SGPS, S.A. maintains bank deposits of Euro 106 million. The figures above represent the total exposure to GES / BES.”

Oi was not informed, nor did it participate in the decisions that led to the implementation of this financial investment, which was made prior to the acquisition of Oi’s shares by Portugal Telecom in Oi’s recently completed capital increase.

Oi has requested additional clarification from Portugal Telecom, and will analyze the information it receives, take any actions necessary to protect its interests and keep its shareholders and the market informed about developments regarding this matter.

Rio de Janeiro, July 2, 2014.

OI S.A.

Bayard De Paoli Gontijo

Chief Financial and Investor Relations Officer